Faegre Drinker Biddle & Reath LLP
One Logan Square, Ste. 2000
Philadelphia, PA 19103-6996
www.faegredrinker.com

August 14, 2025

Via EDGAR Transmission

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Attention: Megan Miller

Re:	Callodine Specialty Income Fund (the “Fund”) Initial Registration Statement on Form N-2 File Nos. 333-280841 and 811-23984

Dear Ms. Miller,

The following responds to the comment provided via telephone, in connection with the Securities and Exchange Commission staff’s review of a registration statement filed by the Fund on Form N-2 under the Investment Company Act of 1940, as amended (the “1940 Act”) and Securities Act of 1933. The changes to the Fund’s disclosure discussed below will be reflected in the Fund’s filing made pursuant to Rule 424(b)(3) of the Securities Act of 1933.

For your convenience, your comment has been summarized in bold below, and our response follows your comment.

1.	Comment: Please revise the second sentence in the second paragraph on page 16 to clarify that certain expenses do not remain the same in years 2-10.

Response: The Fund will replace the aforementioned sentence with the following:

The example assumes that all distributions are reinvested at NAV and that the percentage amounts listed under annual expenses remain the same in the years shown (except that the example (i) reflects the expense limitation for the one-year period and the first year of each additional period and (ii) any warehouse and offering expenses are reflected in the first year only)).

* * * *

We trust that the foregoing is responsive to your comments. Questions and further comments concerning this filing may be directed to the undersigned at (215) 988-2959.

Sincerely,

/s/ Joshua B. Deringer
Joshua B. Deringer